UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          BROWN BROTHERS HARRIMAN & CO.
                                 59 WALL STREET
                               NEW YORK, NEW YORK
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 3, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    19,480,612
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        19,480,612
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,480,612
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    19,480,612
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        19,480,612
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,480,612
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    19,480,612
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        19,480,612
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,480,612
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    19,480,612
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        19,480,612
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,480,612
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                  This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is

filed by the undersigned to amend and supplement the Schedule 13D filed on

November 13, 2000 (the "Original 13D"), as amended by Amendment No. 1 to

Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Z-Tel

Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms hall have the same meaning as provided in the

Original 13D.


ITEM 1.  SECURITY AND ISSUER.

                  No Change.


ITEM 2.  IDENTITY AND BACKGROUND.

                  No Change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  Pursuant to the Series G Stock and Warrant Purchase Agreement,

on August 3, 2001, the Reporting Persons purchased an additional 67.85714 shares of Series G Preferred Stock.

                  The consideration paid by the Fund for the shares of the

Series G Preferred Stock it purchased on August 3, 2001 under the Series G Stock and Warrant Purchase Agreement consisted of $6,785,714.29 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  Pursuant to the terms of the Series G Stock and Warrant

Purchase Agreement and in accordance with its obligation thereunder, the Fund purchased an additional 67.85715 shares of Series G Preferred Stock on August 3,

2001.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a) through (c). On November 13, 2000 the Fund acquired

4,166,667 shares of Preferred Stock and a warrant to purchase up to 2,083,333 shares of Common Stock (subject to adjustment as described therein).

                  On July 2, 2001 the Fund acquired the Series G Warrant to

purchase 2,142,858 shares of Common Stock (subject to adjustment as described therein) and on July 5, 2001 the Fund acquired 57.142858 shares of Series G

Preferred Stock.

                  On August 3, 2001, the Fund acquired an additional 67.85714 shares of Series G Preferred Stock. As of August 3, 2001, the shares of Series G

Preferred Stock held by the Fund are convertible into 8,385,885 shares of Common

Stock (subject to adjustment as described in the Certificate of Designation for the Series G Preferred Stock).

                  Pursuant to the anti-dilution provisions in the Certificate of

Designation of the Preferred Stock and the Warrant, the issuance of the Series G

Warrant and the Series G Preferred Stock results in adjustment in the conversion price of the Preferred Stock and Warrant resulting in the Fund being entitled to additional 2,701,869 shares of Common Stock upon conversion of the Preferred

Stock and exercise of the Warrant. The Company and the Fund have a written understanding detailing the application of the anti-dilution provisions of the

Preferred Stock and the Warrants to the issuance of the Series G Preferred Stock and the Series G Warrants.

                  As of the date hereof, assuming the exercise of the Warrant and the Series G Warrant held by the Fund and the conversion of the Preferred

Stock and the Series G Preferred Stock held by the Fund, the Fund may be deemed to own 19,480,612 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being

34,036,466 shares of Common Stock outstanding (as represented and warranted by the Company in the Series G Stock and Warrant Purchase Agreement), represents

36.4% of the outstanding shares of Common Stock. The number of shares into which the Series G Preferred Stock may be converted prior to the Company obtaining certain approvals from its stockholders is subject to the Conversion Limit described in Section 8(l) of the Certificate of Designation of the Series G

Preferred Stock.

                  By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 19,480,612 shares of Common Stock, representing approximately 36.4% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as represented and warranted by the Company in the Series G Stock Purchase Agreement). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the

Company, each of Long and Tucker may be deemed to beneficially own 19,480,612 shares of Common Stock, representing approximately 36.4% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding

(as represented and warranted by the Company in the Series G Stock Purchase

Agreement). Such number of shares of Common Stock does not include shares subject to an option granted to Tucker not exercisable until

November 10, 2001.

                  The Preferred Stock and the Series G Preferred Stock accrue dividends at rates of 8% and 12% per annum, respectively. Such dividends accrue quarterly and are convertible into Common Stock by the holders of the Preferred

Stock and the Series G Preferred Stock at the conversion price of such shares in effect on the date of conversion. All accrued dividends on the Series G

Preferred Stock that are converted into Common Stock will result in additional shares of Common Stock being issuable to holders of the Warrants and the

Preferred Stock as a result of the anti-dilution provisions in the Warrants and the Certificate of Designation of the Preferred Stock.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I,

beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  No Change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August   9, 2001

                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long